United States securities and exchange commission logo





                                January 12, 2024

       Eyal Perez
       Chairman of the Board
       Genesis Growth Tech Acquisition Corp.
       Bahnhofstrasse 3
       Hergiswil Nidwalden, Switzerland

                                                        Re: Genesis Growth Tech
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 15,
2023
                                                            File No. 001-41138

       Dear Eyal Perez:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed December 15, 2023

       General

   1.                                                   We note the Company
entered into the Contribution and Business Combination
                                                        Agreement to acquire a
portfolio of patents acquired by Genesis Sponsor and assumed the obligation to pay
MindMaze Group SA a purchase price of $21 million related to such acquired patents.
Please address the following:
                                                            Please tell us if
you determined the acquired patents to be a business under Rule 11-
                                                            01(d) of Regulation
S-X. Within your response, please tell us how you made that
                                                            determination.
                                                            We note your
disclosure that the Contribution and Business Combination
                                                            Agreement will be
accounted for as an asset acquisition pursuant to ASC 805. Please tell us how you
made that determination.
                                                            Please tell us your
consideration of the need to provide pro forma financial
                                                            information in
accordance with Article 11 of Regulation S-X for the acquisition.
   2.                                                   Please disclose the
sponsor and its affiliates    total potential ownership interest in the
                                                        combined company,
assuming exercise and conversion of all securities.
 Eyal Perez
FirstName  LastNameEyal Perez Corp.
Genesis Growth  Tech Acquisition
Comapany
January 12,NameGenesis
            2024        Growth Tech Acquisition Corp.
January
Page 2 12, 2024 Page 2
FirstName LastName
3. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
4.       Please include a copy of the amended and restatement memorandum and articles of
         association of Genesis SPAC attached as Annex C.
5. We note your disclosure on page 62 that the "full text of the written opinion" of
         KISSPatent is attached as Annex D. However, it appears that Annex D contains only the cover letter to the comprehensive patent valuation report which is part of the fairness opinion. Please include the full text of the fairness opinion as Annex
D.
6. Please disclose whether Nomura Securities International, Inc., the underwriter of your initial public offering, assisted in the preparation or review of any materials reviewed by your board of directors or management as part of their services to Genesis Sponsor and whether Nomura Securities International, Inc. has withdrawn its association with those materials and notified you of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Nomura Securities
         International, Inc.'s resignation indicates it is not willing to have the liability associated with such work in this transaction.
7. Please revise your proxy statement to fill in all known information in the relevant blanks.
8. Please provide more clarity in the beginning of your disclosure to address past reductions in the amounts available in the trust account due to shareholder redemptions in connection with previous time extensions to complete the initial business combination.
9.       Please expand your disclosure regarding the sponsor   s ownership
interest in Genesis
         Sponsor. Disclose the approximate dollar value of the sponsor's interest based on the transaction value determined.
10. We understand the sponsor may receive additional securities pursuant to an anti-dilution adjustment based on the company obtaining additional financing activities. Please quantify the number and value of securities the sponsor will receive to the extent possible.
         In addition, disclose the ownership percentages in the company before and after the additional financing to highlight the potential dilution to public stockholders.
Cover page

11. Please disclose the current balance of the Trust Account here and elsewhere in the document.
12. Please expand your disclosure to state that a copy of the Patent Purchase Agreement is attached as Annex B.
13. We note that Genesis SPAC Public Shareholders may elect to redeem their shares even if they "vote for" the Business Combination Proposal. Please clarify whether they will have the opportunity to redeem their shares regardless of whether they abstain, vote for, or
 Eyal Perez
FirstName  LastNameEyal Perez Corp.
Genesis Growth  Tech Acquisition
Comapany
January 12,NameGenesis
            2024        Growth Tech Acquisition Corp.
January
Page 3 12, 2024 Page 3
FirstName LastName
         against, the Business Combination Proposal.
14.      We note that Genesis Sponsor and Genesis SPAC   s directors and
officers have agreed to
         waive their redemption rights with respect to any Genesis SPAC Public Shares owned by them in connection with the consummation of the Business Combination. Please describe any consideration provided in exchange for this agreement.
15. Please disclose that the Post-Combination Company will be engaged in the business of commercializing the Contributed Assets.
16. We note in the Letter to Shareholders that the Sponsor owns approximately 91% of the outstanding ordinary shares. Please revise to indicate that the Sponsor owns enough shares to ensure that the business combination will be approved. Also address this in the
         Question and Answers section on page 9.
What is the impact on relative share ownership if a substantial number of..., page 12

17. We note your sensitivity analysis showing a range of redemption scenarios. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also address the possible dilution from any potential financings in connection with the business combination. Moreover, please revise to provide the footnotes since we note that your sensitivity analysis contains footnote superscript numbers.
Questions and What vote is required to approve the proposals presented..., page
13

18. Please revise to indicate in this answer that the Sponsor holds 6,325,000 Class B ordinary shares (91% of the outstanding ordinary shares).
What interest do Genesis Sponsor and Genesis SPAC's current officers and directors..., page 15

19.      Please revise to describe and quantify the interests of the Sponsor
and SPAC   s directors
         and officers that are different from, or in addition to, the interests of the SPAC public shareholders.
Summary, page 21

20. Please revise your Summary section to include a section that addresses the material terms of the Patent Purchase Agreement between Genesis Sponsor and MindMaze Group SA.
         We specifically note a couple of provisions in the Patent Purchase Agreement that we believe need to be highlighted in your disclosure. We note that
Section 4.3 grants a
         worldwide royalty-free license back to the seller. We additionally note that Section 4.4(a)
         provides revenue sharing where if the purchaser receives any revenue from any third party
 Eyal Perez
FirstName  LastNameEyal Perez Corp.
Genesis Growth  Tech Acquisition
Comapany
January 12,NameGenesis
            2024        Growth Tech Acquisition Corp.
January
Page 4 12, 2024 Page 4
FirstName LastName
         then the purchaser will pay MindMaze an amount equal to fifty percent (50%) of the gross amounts received. Finally, we note your statement on the cover page regarding the
         revenue sharing that    under the Patent Purchase Agreement     the
obligation to share
         certain revenues with MindMaze   .    Please revise your cover page
statement to clarify
         that it is the purchaser   s obligation to share fifty percent (50%)
of the gross amounts
         received under the Patent Purchase Agreement and clarify your statements throughout the document.
21. Please briefly clarify how Genesis SPAC will develop and commercialize the mask technology patent acquired from MindMaze. Briefly clarify what mask technology the seven issued patents and three pending patent applications cover. Genesis Sponsor, page 21

22. We note that Mr. Perez "suggested a purchase and sale agreement between Genesis
         Sponsor and MindMaze, with the possibility that [he] could then separately work to incorporate the assets in a business combination with Genesis SPAC." Please clarify whether Genesis Sponsor entered into the Patent Purchase Agreement with the intent to incorporate the acquired assets under the Patent Purchase Agreement in a business combination with Genesis SPAC. Moreover, please consider including a cross reference to
         "Information about Genesis Sponsor and the Contributed Assets and Obligations."
Interests of Genesis Sponsor and Genesis SPAC's Directors and Officers, page 24

23. We note your disclosure regarding conflicts of interest as they pertain to material interests
         in the transaction held by the sponsor and the company   s officers
and directors. Please
         clarify, here and on page 62, how the board considered those conflicts in negotiating and recommending the business combination. Moreover, please disclose the number of independent directors in your board of directors.
24. Please revise to place the financial conflicts of interest at the top of your list in this section. Also revise to indicate the current market value of the 6,325,000 founder shares and the 8,875,0000 private placement warrants. Additionally, also revise the "11.43 million" at risk figure, in your concluding paragraph in this section, to account for the current value of the founder shares and private placement warrants. Finally, revise your disclosure on page 62 as applicable.
Risk Factors, page 30

25. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. In this regard, we note that warrants become exercisable 30 days after the completion of initial business combination, and that the Genesis SPAC Private Placement Warrants have terms and provisions that are identical to those of the Genesis SPAC Public Warrants, except that Genesis Sponsor has agreed not to transfer, assign or sell any of the Genesis SPAC Private Placement Warrants
         (except to certain permitted transferees) until 30 days after the completion of Genesis
 Eyal Perez
FirstName  LastNameEyal Perez Corp.
Genesis Growth  Tech Acquisition
Comapany
January 12,NameGenesis
            2024        Growth Tech Acquisition Corp.
January
Page 5 12, 2024 Page 5
FirstName LastName
         SPAC   s initial business combination. However, it appears that if
Genesis SPAC enters
         into a warrant exchange agreement with Genesis Sponsor, the only the private placement warrants, but not the public warrants, will convert to Class A ordinary shares immediately prior to the closing of the Business Combination since a number of private placement warrants will be cancelled in full and, in consideration therefor, you will issue Class A ordinary shares to Genesis Sponsor on a private placement basis. Please revise or advise.
26. Please highlight the material risks to public warrant holders and clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. In this regard, we note your disclosure on page 97 about the redemption of warrants when the price per Class A ordinary share equals or exceeds $18.
27. We note that if the post-combination company does not pay the MindMaze Purchase Price by May 31, 2024, MindMaze will have the right to terminate the Patent Purchase
         Agreement and require you to return the Contributed Assets to MindMaze. Please clarify whether your obligation to pay $21 million will be completely discharged if the
         Contributed Assets are returned to MindMaze for failure to pay the Purchase Price by
         May 31, 2024.
We may require additional capital in the future..., page 38

28. Please revise your risk factor to also address the potential dilution effect on the Genesis
         SPAC shareholders from additional financing.
If the Business Combination's benefits do not meet the expectations of investors..., page 47

29.      We note your cross-reference to        Risks Related to Ownership of
the Post-
         Combination Company Shares     The market price and trading volume of
Post-
         Combination Company Shares may be volatile and could decline significantly following
         the Business Combination.    However, we do not see such a section in
the document.
         Please advise or revise.
Background of the Business Combination, page 58

30. We note that you generated $253,000,000 in the initial public offering. Please disclose the number and percentage of shares that have been redeemed since the initial public offering.
The following chronology summarizes the key meeting and events..., page 59

31. Revise to identify all individuals participating in the noted meetings and negotiations regarding the patent purchase agreement and Business Combination.
32. Please clarify whether there were any discussions prior to the August 18, 2023, conference call. Also address whether the $21 million purchase price for the contributed assets was ever negotiated between the parties. Also indicate if any type of initial terms were discussed and/or proposed before the $21 million purchase price.
 Eyal Perez
FirstName  LastNameEyal Perez Corp.
Genesis Growth  Tech Acquisition
Comapany
January 12,NameGenesis
            2024        Growth Tech Acquisition Corp.
January
Page 6 12, 2024 Page 6
FirstName LastName
33.      Please clarify what part of its IP portfolio MindMaze was considering selling.
34. Please revise to clarify if, and when, MindMaze retained any counsel to negotiate the
         Patent Purchase Agreement.
35. Revise to address the discussions in more detail between September 4, 2023 receiving the initial draft of the Patent Purchase Agreement and the signing of the Patent Purchase
         Agreement on September 21, 2023.
36. Discuss the negotiations in more detail from October 18, 2023 until the parties reached an agreement on the details in the amended/final Patent Purchase
Agreement.
37.      Revise to indicate when in November 2023 Genesis SPAC engaged
KISSPatent to
         provide a fairness opinion. We note that KISSPatent delivered its signed fairness opinion to Genesis SPAC on November 17, 2023. Please revise to indicate what the fairness opinion stated.
38. Please revise to clarify when the Board of Genesis SPAC meet and approved the purchase of the final Patent Purchase Agreement. Also revise to indicate when the Genesis SPAC
         Board meet to give any input on the negotiation and amendment made to the Patent
         Purchase Agreement. Also address when the Board of Genesis SPAC meet
and
         negotiated/approved the Business Combination transaction with Genesis Sponsor. Discuss the Board of Genesis SPAC meetings in detail. We specifically note the disclosure of the
         "financial analysis conducted by Genesis SPAC management team and reviewed by the
         Genesis SPAC Board supported the valuation of the Contributed Assets
and
         Obligations", "the Genesis SPAC Board considered the opinion delivered by KISSPatent
         Europe BV to the Genesis SPAC Board, as of the date of meeting of the Genesis SPAC
         Board approving the Agreement", and ""the Genesis SPAC Board, including Genesis
         SPAC's independent directors, with their outside counsel, reviewed and considered these interests...." We also note that the Business Combination Agreement between Genesis
         SPAC and Genesis Sponsor is dated November 20, 2023. Finally, address whether the
         KISSPatent fairness opinion indicated that the purchase price in the Patent Purchase
         Agreement in connection with the Business Combination was fair from a financial point of view to the Genesis SPAC's shareholders. We may have additional comments.
Genesis SPAC Board's Reasons for Approval of the Business Combination, page 60

39. Please revise to address any negative factors considered by the Genesis SPAC Board in its evaluation of the transaction with Genesis Sponsor.
The Business Combination
Foreign Private Issuer, page 65

40. We note your disclosure on page 47 that "Genesis SPAC is a Cayman Islands exempted company and a foreign private issuer (for U.S. securities law purposes)." Please revise to disclose that you are already a foreign private issuer and will continue to be a foreign
 Eyal Perez
FirstName  LastNameEyal Perez Corp.
Genesis Growth  Tech Acquisition
Comapany
January 12,NameGenesis
            2024        Growth Tech Acquisition Corp.
January
Page 7 12, 2024 Page 7
FirstName LastName
         private issuer following the Business Combination.
Management of Genesis SPAC and of the Post-Combination Company
Directors and Officers, page 72

41. Please revise to disclose that Eyal Perez is also the sole Manager and Managing Member of Genesis Sponsor.
Conflicts of Interest, page 76

42. We note disclosure about Eyal Perez's fiduciary duties, contractual obligations or other material management relationship on page 78. Please revise to disclose whether he has any fiduciary duties, contractual obligations or other material management relationships to
         Genesis Sponsor as its sole Manager and Managing Member.
Genesis SPAC's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 83

43. We note that as a result of your public shareholders electing to exercise their redemption rights for approximately 99.6% of the public shares, it appears you will need to obtain additional financing to complete the initial Business Combination, in which case you may issue additional securities or incur debt in connection with such Business Combination.
         Please clarify whether such additional financials will involve PIPE transactions. Please highlight material differences in the terms and price of securities issued at the time of the
         IPO as compared to private placements contemplated at the time of the
         business combination. Disclose if the SPAC   s sponsors, directors,
officers or their
         affiliates will participate in the private placement.
Information about Genesis Sponsor and the Contributed Assets and Obligations The Contributed Assets and Obligations, page 86

44. Please disclose the patent expiration dates and expected expiration date for pending patent applications.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eyal Perez
Genesis Growth Tech Acquisition Corp.
January 12, 2024
Page 8

       Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameEyal Perez
                                                           Division of
Corporation Finance
Comapany NameGenesis Growth Tech Acquisition Corp.
                                                           Office of Real
Estate & Construction
January 12, 2024 Page 8
cc:       Andrei Sirabionian, Esq.
FirstName LastName